UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March 2009
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F    ☐ Form 40-F    ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes    ☐ No    ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes    ☐ No    ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes    ☐ No    ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 13, 2009	BELLUS Health Inc.
	By:	/s/ David Skinner
David Skinner, Vice-President
Vice President, General Counsel and Corporate Secretary

The Material Change Report dated March 13, 2009, of BELLUS Health Inc. (the “Registrant”) submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statement on Form F-10 (SEC Reg. No. 333-142770).

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D. Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@bellushealth.com
BELLUS HEALTH ANNOUNCES STAFF REDUCTIONS
TO LOWER OPERATING EXPENSES
LAVAL, QUEBEC, March 12, 2009 — BELLUS Health Inc. (TSX: BLU) announced today that it has reduced its workforce by approximately 45%, effective immediately. It is expected that this current reduction in the workforce and other related measures will result in annual savings of approximately CDN$3.5 million. The current programs related to the Company’s existing product and product candidates will not be affected by the cuts, which are being made primarily in basic research and research-related functions, as well as support and administrative functions.
During the past year, capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies, including biotechnology companies, to access markets for financing. The layoffs announced today will help to reduce BELLUS Health’s use of cash (“burn rate”), which is one of the conditions precedent to securing additional the financing from Victoria Square Ventures Inc. and FMRC Family Trust. As announced in its year-end results news release dated February 26, 2009, FMRC Family Trust and Victoria Square Ventures Inc. have each conditionally committed to subscribe for securities of the Company subject to the fulfilment of certain conditions set forth by each in letters delivered to BELLUS Health, which commitments each expire on March 23, 2009.
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
To Contact BELLUS Health
For additional information on BELLUS Health, please call the Canada and United States toll-free number 1-877-680-4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s control. Such risks include but are not limited to: the ability to obtain financing immediately in the current markets, the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, the availability and terms of any financing, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BELLUS Health Inc. (the “Company”) 275 Armand-Frappier Blvd. Laval, Quebec H7V 4A7

Item 2	Date of Material Change

March 12, 2009

Item 3	News Release

On March 12, 2009, a press release was issued from Laval, Québec and disseminated by CNW Telbec.

Item 4	Summary of Material Change

The Company announced that it has reduced its workforce by approximately 45%.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

On March 12, 2009, the Company announced that it has reduced its workforce by approximately 45%, effective immediately. It is expected that this current reduction in the workforce and other related measures will result in annual savings of approximately CDN$3.5 million. The current programs related to the Company’s existing product and product candidates will not be affected by the cuts, which are being made primarily in basic research and research-related functions, as well as support and administrative functions.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Dr. Lise Hébert Vice-President, Corporate Communications 450.680.4572

Item 9	Date of Report

March 13, 2009